NEWS RELEASE

CPS Enters into Agreement to Purchase $237 Million Portfolio

IRVINE, California, August 8, 2011 (GlobeNewswire) – Consumer Portfolio Services, Inc. (Nasdaq CPSS) ("CPS") today announced that it has entered into an agreement with Fireside Bank to purchase a $237 million portfolio of performing automobile receivables. Fireside Bank is a wholly owned subsidiary of Unitrin, Inc. A subsidiary of CPS is to acquire and hold the receivables. The closing of the transaction, which is subject to regulatory approvals and the satisfaction of customary closing conditions, is expected to occur during the third quarter.

About Consumer Portfolio Services, Inc.

Consumer Portfolio Services, Inc. is an independent specialty finance company that provides indirect automobile financing to individuals with past credit problems, low incomes or limited credit histories. We purchase retail installment sales contracts primarily from franchised automobile dealerships secured by late model used vehicles and, to a lesser extent, new vehicles. We fund these contract purchases on a long-term basis primarily through the securitization markets and service the loans over their entire contract terms.

Investor Relations Contact

Robert E. Riedl, Chief Investment Officer
949 753-6800